UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Completes Share Repurchase Program Initiated in December 2023
Hamilton, Bermuda, June 25, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program on December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).
For the period from and including December 14, 2023 through the last day of the repurchase program, June 25, 2024, the Company purchased a total of 5,250,707 shares at an average price of $47.61 per share, equal to a total of $249,999,743. As a result, Seadrill hereby announces that the share repurchase program initiated in December 2023 has been completed.
For the last period pursuant to the program from and including June 17 through June 25, 2024, Seadrill purchased a total of 240,645 shares at an average price of $48.89 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of Seadrill during the period.
Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
17-Jun-24	OSE	3,000	47.71	143,116
17-Jun-24	NYSE	37,247	48.99	1,824,693
18-Jun-24	OSE	2,252	48.79	109,885
18-Jun-24	NYSE	36,498	49.44	1,804,476
19-Jun-24	OSE	2,163	48.77	105,485
20-Jun-24	OSE	3,019	48.96	147,819
20-Jun-24	NYSE	36,220	48.77	1,766,305
21-Jun-24	OSE	2,842	48.38	137,503
21-Jun-24	NYSE	37,458	48.44	1,814,286
24-Jun-24	OSE	2,068	48.62	100,550
24-Jun-24	NYSE	39,957	49.01	1,958,472
25-Jun-24	OSE	4,266	48.47	206,777
25-Jun-24	NYSE	33,655	48.88	1,645,137
Period Total	OSE	19,610	48.50	951,135
	NYSE	221,035	48.92	10,813,369
	Total	240,645	48.89	11,764,504
Previously Disclosed Buybacks Under the Program (Accumulated)	OSE	583,076	46.90	27,344,919
	NYSE	4,426,986	47.64	210,890,321
	Total	5,010,062	47.55	238,235,239
Program Total	OSE	602,686	46.95	28,296,054
	NYSE	4,648,021	47.70	221,703,689
	Total	5,250,707	47.61	249,999,743
The issuer’s holding of repurchased shares: 5,250,707
Following the completion of the above transactions, the Company had repurchased a total of 5,250,707 shares, corresponding to 7.09% of the Company’s total issued share count.
Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.
Contact Information
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com
About Seadrill Limited
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: June 25, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.